April 27, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz Jeffrey Gabor Christie Wong Mary Mast

Re:	Clearmind Medicine Inc. Draft Registration Statement on Form F-1 Submitted December 27, 2021 CIK No. 0001892500

Dear Ms. Schwartz:

On behalf of Clearmind Medicine Inc., (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 24, 2022 (the “Comment Letter”), relating to the above referenced draft Registration Statement on Form S-1 (CIK No. 0001892500) confidentially submitted by the Company on December 27, 2021 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Draft Registration Statement on Form F-1, Submitted December 27, 2021

Prospectus Summary

Company Overview, page 1

1.	We note your statement that you are approaching Phase 1 clinical trials. Please revise your Summary to briefly state the current stage of development of MEAI, such as the types of studies conducted thus far and, if you expect to submit an IND, when.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 80 of the revised Registration Statement to describe the stage of MEAI’s development, the types of studies conducted thus far, and our plan regarding submitting an IND.

2.	Please revise to briefly describe your other 15 therapeutic programs that also “target verticals with significant potential market opportunities.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 73 and 80 to describe certain of our major therapeutic programs that target verticals with significant potential market opportunities, such as eating disorders, depression and treatment resistant depression.

3.	On page 1 you state that the amount spent on alcohol use disorders was estimated at $225 billion in the United States in 2019, and on page 79 you state that “[b]etween 2009 and 2019, spending on mental health care in the United States increased by more than 50%, reaching $225 billion.” Please clarify whether both statements are referring to the same statistic, and if so please revise to reconcile. Please also briefly state the cost components of the $225 billion figure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 80 and 81. On pages 1 and 80 it clarified the cost components of the revised $225 billion figure, and on page 81 it clarified that the total mental health care costs figure was a separate statistic and listed common disorders treated that account for the total expenditure.

4.	Please revise here and in the Business section to briefly describe the steps that you have taken to date to commence your business and any obstacles involved before you can commence the planned operations. Please include any contingencies such as raising additional funds and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 68 and 81 to describe the steps it has taken to commence business and any obstacles involved before it can commence the planned operations, and to describe how the need to raise additional funds will arise if the Company successfully completes its phase I/IIa studies.

5.	Please clarify the mechanisms of MEAI (5-methoxy-2-aminoindane) and disclose whether this molecule is synthetic or natural. Please also revise to disclose here and in the Business section, if true, that you have yet to manufacture any MEAI (5-methoxy-2-aminoindane) or psychedelics-based products, have not yet sold any products and have yet to generate any revenue.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 81 to clarify the mechanisms of MEAI and to disclose its synthetic nature. In addition, the Company has revised its disclosures on pages 1 and 87 of the revised Registration Statement to clarify that it has yet to manufacture MEAI products, has yet to sell any products and has yet to generate any revenue.

Corporate Information, page 2

6.	Please revise here to state that you underwent a change of business in September 2020 and May 2021.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the revised Registration Statement describing its change of business, which began in September 2020 and was completed in May 2021.

Risk Factors

Our current product candidates and future therapeutic candidates may be subject to controlled substance laws and regulations..., page 19

7.	We note that your current product candidates and future product candidates may potentially be regulated by the DEA as “Controlled Substances” or scheduled substances, under the CSA. Please revise to clearly disclose the controlled substances or scheduled substances status of your product candidates, including MEAI (5-methoxy-2-aminoindane). If you are not able to state the current controlled substances or scheduled substances status of your product candidates, please disclose the facts and circumstances that prevent their determination. Additionally, to the extent that regulatory bodies within the United States, British Columbia, and/or Israel have made any determinations on the status of MEAI (5-methoxy-2-aminoindane) as a controlled substances or scheduled substances, please disclose that here and in the Business section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 21 and 101 of the revised Registration Statement describing the state of controlled substance status of MEAI in the United States, Canada and Israel.

8.	Please revise to present a separate risk factor discussing hallucinogenic or psychedelic substances generally, including a discussion that your product candidates, including MEAI (5-methoxy-2-aminoindane) could be determined to be a Schedule I controlled substance, that you would be dependent on the FDA rescheduling the drug, the consequences if the FDA does not reschedule the drug, and the possibility that you may be subject to quotas.

Response: The Company acknowledges the Staff’s comment. We respectfully advise the Staff that based on the inclusion of the risk factor referenced on page 19, we do not believe it is necessary to present a separate risk factor discussing hallucinogenic or psychedelic substances generally, which would include a discussion of the FDA Schedule regulations. We believe that the disclosure in the current risk factor is comprehensive for a discussion on the risks relating to FDA Schedule regulations.

Nevertheless, the Company has amended the risk factor referenced to include a discussion of psychedelic substances more specifically, before expanding into the risks of FDA Schedule regulations.

Use of Proceeds, page 68

9.	Please revise to disclose an estimate of how far in your development of your MEAI compounds the proceeds from this offering will allow you to reach, including specific phases of preclinical and clinical trials.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 68 of the revised Registration Statement to estimate how far in the development of MEAI the proceeds of the offering will allow us to reach.

Critical Accounting Policies, page 75

10.	Your disclosure refers to Note 2 to your financial statements for significant accounting policies and estimates. Please revise to provide the disclosure required by Item 303(b)(3) of Regulation S-K relating to accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations. It is not anticipated that all of your accounting policies would fall under critical accounting policies.

Response: In Response to the Staff’s comment the Company has revised its disclosure on pages 75 and 76 of the Revised Registration Statement to provide the disclosure required by Item 303(b)(3) of Regulation S-K.

Results of Operations

Year Ended October 31, 2021 Compared to Year Ended October 31, 2020

Research and development expenses, page 75

11.	Please tell us whether you track your research and development costs by program area. If so, provide disaggregate disclosure of your research and development expenses by program for each period presented. If not, state the fact that you do not track such costs by program area and disclose other quantitative and qualitative disclosure that provides transparency as to the types of costs incurred.

Response: In response to the Staff’s comment, the Company has revised tis disclosure to provide disclosure of its research and development expenses for the year ended 2021. For the year ended 2020, the Company did not have any research and development expenses.

Business

Overview, page 79

12.	We note that you are approaching phase 1 clinical trials. Please disclose your plans if the FDA or other applicable regulatory bodies do not approve your IND protocol.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 80 of the revised Registration Statement to clarify that our plans include submitting applications to conduct phase 1 studies in jurisdictions such as Europe, Australia and Israel, such that our immediate clinical strategy is not dependent on the receipt of an IND protocol.

13.	We refer to your disclosure on page 80 that in pre-clinical studies MEAI has show a “high safety profile and promising efficacy.” Please note that determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies; therefore, please revise your prospectus to remove all references and/or implications of safety and efficacy.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Revised Registration Statement, including on page 80, to say that pre-clinical studies have shown a “promising safety profile” eliminating any implied, definitive determination on the safety or efficacy of MEAI.

Strategic Focus, page 80

14.	We note your statement on page 80: “Pre-clinical in-vivo results demonstrate longtail tapering off of activity via oral administration. This may explain the anecdotal reports on the self-limiting property of MEAI....” Please revise to explain the anecdotal reports you are referring to, including the limitations thereof, or remove this statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the Revised Registration Statement to remove the statement referenced.

15.	Please revise to clarify the meaning of the following statement on page 81: “An increasing validation of preclinical clinical and regulatory studies of new psychedelics pharmacological classes have been approved by the FDA.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 of the Revised Registration Statement to include details of specifical preclinical and regulatory studies of psychedelic pharmacological classes that have been approved by the FDA.

Markets Overview and Opportunity, page 81

16.	Please revise the graphic on page 83 to clarify what the $2.05 per drink and $807 per person represent. For example, is the $807 figure shown the economic cost per person with alcohol use disorders per year?

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 84 of the Revised Registration Statement to clarify that $2.05 represents the cost of excessive alcohol use on a per drink basis according to research done by the CDC in 2010, and that excessive alcohol use costs on a per person basis were $807 according to that same study.

17.	Please revise to provide more detail concerning the studies you and others have conducted thus far with respect to MEAI, such as the location of the studies, types of studies, and results.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 87 of the Revised Registration Statement to provide details about the studies conducted with respect to MEAI, including the location, type of studies and results.

Intellectual Property, page 87

18.	Please revise your patent discussion to provide the patent expiration dates or expected patent expiration dates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 90 of the Revised Registration Statement to provide the patent expiration dates of our Alcohol Beverage Substitute and Binge Behavior Regulator patent families.

19.	We note your statement on page 87 that you have entered into three different research agreements with scientists from the Hebrew University of Jerusalem, and elsewhere you indicate that you may have entered other similar agreements, such as with Bar Ilan University. Additionally, on page 45 you state that you are currently party to “license and collaboration agreements with a number of universities and pharmaceutical companies.” Please revise to disclose each license and collaboration agreement. In your revised disclosure, disclose to the extent applicable: (i) the nature and scope of intellectual property transferred, (ii) each parties’ rights and obligations, (iii) the duration of the agreement and any royalty term, (iv) the termination provisions, (v) up-front or execution payments received or paid, (vi) aggregate amounts paid or received to date under agreement, (vii) aggregate future potential milestone payments to be paid or received and (viii) royalty rates or a royalty range. Please also file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or advise. Given your statement on page 87 that your portfolio consists of four utility patent families that are assigned to you, please also provide the above information for any of your material license agreements and file such agreements as exhibits.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 89 of the Revised Registration Statement to provide descriptions of the research agreements entered into with researchers at Hebrew University and Bar Ilan University. The Company respectfully advises the Staff that it will file the agreements as exhibits in an amended filing of the Registration Statement as the Company believes that it is required to provide advance notice to the research organizations that are parties to the agreements since the agreements contain confidentiality provisions.

In response to the Staff’s comment about disclosing other license and collaboration agreements with universities and pharmaceutical companies, the Company has revised its disclosure to eliminate those references, to clarify that there are only the aforementioned research agreements with researchers at Hebrew University and Bar Ilan University.

In response to the Staff’s comment about disclosing license agreements related to the four utility patent families assigned to it, the Company respectfully advises the Staff that there are no such agreements to describe or file as exhibits at this time. The aforementioned research agreements contemplate future license agreements with respect to intellectual property that may be developed, but there are no such license agreements at this time.

Government Regulation, page 88

20.	Please revise to describe the government regulation of your business in Israel, including a discussion of the controlled substance laws and regulations applicable to MEAI (5-methoxy-2-aminoindane).

Response: The Company acknowledges the Staff’s comment. We respectfully advise the Staff that we do not believe there is a need to revise the government regulation section for this issue.

The fact that Clearmind develops controlled substances has no effect on the way its business is regulated due to the fact that the Company outsources all of its “hands-on” research and development activities (“Hands-On R&D”) to vendors outside of Israel. The Hands-On R&D includes the storage and usage of active pharmaceutical ingredients (“APIs”), such as the ingredients in MEAI. All vendors that the Company is working with, which includes universities, contract manufacturing organizations, and medical centers, are regulated and operated under the laws of other nations that allow them to store, use and study substances such as MEAI.

Executive Compensation, page 104

21.	Please revise to provide the information required by Item 6B of Form 20-F. Please also disclose the share ownership as required by Item 6.E of Form 20-F.

Response: In response to the Staff’s comment the Company has revised its disclosure on page 107 of the revised Registration Statement to provide a table presenting the compensation paid to all of our directors and senior management for the year ended October 31, 2021, and to provide a table presenting the options to purchase ordinary shares granted under our option plan during the year ended October 31, 2021.

Principal Shareholders, page 113

22.	Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by More Provident Fund on page 113.

Response: In Response to the Staff’s Comment the Company have revised its disclosure on page 117 of the revised Registration Statement to identify the natural person who has voting and investment control of the shares held by More Provident Fund.

Description of Share Capital, page 117

23.	Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuance including stock compensation. Please discuss with the staff how to submit your response.

Response: The Company acknowledges the Staff’ comment. The Company respectfully advises the Staff that it will advise the staff on this issue once it has an estimated offering price. The Company will discuss with the staff how to submit a response explaining the reasons of differences between recent valuations of our common shares and the midpoint of our estimated offering price range.

24.	Please revise to provide the information required by Item 10.A.6 and 10.B.6 of Form 20-F as required by Item 4.a of Form F-1.

Response: In response to the Staff’s comment the Company has revised its disclosure on page 121 of the Revised Registration Statement to address Item 10.A.6 of Form 20-F as required by Item 4.a of Form F-1 by describing a history of its share capital for the last three years.

The Company acknowledges the Staff’s comment asking for a revision to provide the information required in Item 10.B.6 of Form 20-F as required by Item 4.a of Form F-1. The Company respectfully advises the Staff that there are no limitations under the laws of Canada or under our Articles of Incorporation that limit the rights of non-resident or foreign owners to hold or vote in the Company’s common shares.

Shares Eligible for Future Sale, page 130

25.	We note your statement on page 130: “Certain of our existing shareholders, including entities affiliated with certain of our directors and beneficial owners of greater than 5% of our share capital, have indicated an interest in purchasing up to an aggregate of $27 million of Common Shares in this offering at the initial public offering price per share.” Please revise to identify the shareholders that have indicated an interest in purchasing your shares. To the extent these indications of interest could result in a shareholder acquiring more than 5% of your shares, or a current 5% shareholder increasing further above 5% ownership, please also revise the Principal Shareholders section to reflect such.

Response: The Company has revised its disclosure to remove this reference on page 134 of the revised Registration Statement. The Company does not currently anticipate any insider participation in the offering. In the event that this changes, we will revise our disclosure accordingly.

Underwriting, page 141

26.	We note your cover page states: “For a discussion of the factors considered in determining the initial public offering price of the Common Shares, see “Underwriting.” However, no such discussion appears in the Underwriting section. Please revise to provide this information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 147 of the revised Registration Statement to include a discussion on the factors considered in determining the initial public offering price of the Common Shares.

General

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment. The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

28.	We note that you appear to be listed on the Frankfurt Stock Exchange. If so, please disclose this in the appropriate section. See Item 9.C of Form 20-F, as required by Item 4.a of Form F-1.

Response: The Company has revised its disclosure on page i of the Revised Registration Statement to include reference to being listed on the Frankfurt Stock Exchange in accordance with Item 9.C of Form 20-F as required by Item 4.a of Form F-1.

Please contact me at +1 312 372 2000  if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ David Huberman

cc: Adi-Zuloff Shani, Chief Executive Officer